

Nasdaq Regulation

Nasdaq

**William Slattery, CFA**
**Vice President**
Listing Qualifications

*By Electronic Mail*

December 18, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 20, 2020 The Nasdaq Stock Market (the "Exchange") received from Liberty Broadband Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Series A Cumulative Redeemable Preferred Stock, par value $0.01

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery